                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA BOARD COOPTED MASSIMO EGIDI TO REPLACE FRANCESCO PROFUMO

Milan, 1 December 2011

The Telecom Italia Board of Directors, chaired by Franco Bernabè, co-opted Professor Massimo Egidi to replace director Francesco Profumo, who retired on 16 November.

Diretor Massimo Egidi (whose profile is available from the company web site www.telecomitalia.com Governance page and attached) qualifies as a non executive and independent.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

CURRICULUM VITAE

Massimo Egidi

Born on 1/12/1942, he is a professor of Economics at the LUISS Guido Carli University in Rome. His university career took place in Turin, at the Polytechnic and then at the University's Faculty of Political Sciences (1965-86), then in Trento (from 1987 to 2004) and finally in Rome (2005 to date).

He was the Rector of the University of Trento, from 1996 to 2004.

He is currently Rector of the LUISS Guido Carli and Chairman of the Bruno Kessler Foundation of Trento.

In the course of his duties as Rector of the University of Trento he promoted its competitive growth, bringing it to one of the top positions in the Italian rankings and pursing a strongly international-oriented policy, thanks to which the university, despite its average size, now has the highest number of foreign students and professors in Italy.

He participated in the activities of the European University Association (EUA), which performs a leader role in the creation of a European space for research and training. The EUA develops a policy for the modernization and reform of the European university system, and disseminates best practices. He was the representative of the conference of Italian rectors in the EUA, authorized to speak on issues of university governance, the relationship between industry and research, technology transfer, and research and innovation policies (VI and VII Framework Programmes).

Following his participation in the European debate on the reform of the university system (“Bologna process”) he is the author of publications in the field of Higher Education policies.

He is also a member of the Università Italo Francese and is a founding member of the Università Italo Tedesca, of which he is currently the Chairman pro tempore.

In 2005 he was appointed Rector at the LUISS in order to promote internationalization and make it competitive in the context of European universities, a task which is still under development, after which the University took on new governance , a new statute and is implementing a recruitment policy referred to the international context.

Academic activities

He was a visiting fellow at the Washington University of St. Louis (1975), visiting Professor at the Center for Research on Management at the Graduate Business School, University of California at Berkeley (1993); visiting scholar at the IIASA, Laxenburg – Austria (1994), at Stanford University (2003) and at the Santa Fe Institute (in particular for the summer schools 1991,1995,1998, 2003) and more recently in Paris at the Ecole Politecnique, the Ecole Normale Superieure, and the Collège de France. He has been an invited speaker at over one hundred conferences and seminars in Europe and the United States. By way of mere example, some institutions where he has been invited to give a presentation in recent years include the Collège de France (2006), the Ettore Majorana Foundation in Erice (2006) , the Scuola Normale in Pisa (2004), the Université Pierre Mendes France in Grenoble, the Universität Graz (2000), the Universität Bielefeld (1997), l’Universität Bonn (1997), and the Université de Paris-Sorbonne (1996).

He is the author of over 50 scientific publications on topics such as behavioural economics, theory of organisation and organisational learning, and theory of decisions. His approach, methodology and research topics are all under the umbrella of the scientific approach developed by Herbert Simon (Nobel prize 1980) from the 1950s onwards, which today is summarised as the “bounded rationality” approach, an approach that the author has followed by working with H. Simon in the past and maintaining scientific collaboration and friendship with the most important exponents of the Carnegie Mellon group, including J. March, J. Olsen, M. Cohen and S. Winter, O Williamson (Nobel prize 2009). A parallel line is represented by collaboration with Reinhardt Selten (Nobel prize 1994), again on themes of bounded rationality. The research carried out in recent years, along the lines of bounded rationality, was in the area of Behavioral Economics and more specifically the study of decision-making and cognitive “bias” in the resolution of problems. A field that has received great attention due to the research of Daniel Kahneman (Nobel prize 2007), and that has demonstrated great importance for its applications not only to economic decision-making but also in the financial sector and the Law and Economics sector. He is co-chairman with Jean Paul Fitoussi of the Herbert Simon Society and director, with Axel Leijonhufvud, of the Laboratory of Experimental and Computational Economics (CEEL, Trento).

He is also a member of some scientific and academic committees, including the Scientific Committee of ESNIE – European School on New Institutional Economics, the Université de Paris X, of the Doctorate in Economics at Sciences Po (Paris).

He is associate editor of a number of Italian and foreign journals, including Industrial and Corporate Change, and Mind and Society. He was responsible for the National Research Programme in the sector of Economics and Social Sciences 2009-13. He is a member by right of the Scientific Committee of Confindustria.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 1st, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager